Exhibit 99.5

URANIUM ROYALTY CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2021

Uranium Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in Canadian dollars unless otherwise stated)

		As at January 31, 2021	As at April 30, 2020
	Notes	($)	($)
Assets
Current Assets
Cash and cash equivalents	3	10,977,509	11,837,162
Restricted cash	3	693,850	752,250
Short-term investments	4	30,149,722	30,456,461
Prepaids and other receivables		157,499	351,396
		41,978,580	43,397,269

Non-current Assets
Royalties and royalty options	5	26,073,388	27,256,357
		26,073,388	27,256,357

		68,051,968	70,653,626

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	9	311,491	399,558
		311,491	399,558

Non-current Liability
Government loan payable	6	40,000	40,000
		351,491	439,558

Equity
Issued Capital	7	66,845,949	66,845,949
Warrant Reserves	7	7,076,311	7,076,311
Accumulated deficit		(7,821,696)	(6,842,984)
Accumulated other comprehensive income		1,599,913	3,134,792
		67,700,477	70,214,068
		68,051,968	70,653,626

Commitments (Note 11)

Subsequent events (Note 12)

Approved by the Board of Directors:

/s/ “Amir Adnani”
Amir Adnani
Director

/s/ “Vina Patel”
Vina Patel
Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

1

Uranium Royalty Corp.

Condensed Interim Consolidated Statements of Loss and Other Comprehensive Income (Loss)

(Unaudited, expressed in Canadian dollars unless otherwise stated)

		For the three months ended January 31,		For the nine months ended January 31,
	Notes	2021 ($)	2020 ($)	2021 ($)	2020 ($)
Expenses
Consulting fees		47,931	114,502	164,978	188,327
General and administrative		79,389	241,807	254,328	385,382
Management and directors’ fees	9	106,381	84,695	268,853	406,297
Professional fees		15,008	338,542	116,117	761,306
Project expenditures		-	-	-	101,941
Operating loss		(248,709)	(779,546)	(804,276)	(1,843,253)

Other items
Interest expense		-	(199,583)	-	(1,201,801)
Interest income		14,449	74,752	52,403	107,644
Net gain (loss) on loan payable		-	(73,737)	-	272,939
Net foreign exchange (loss) gain		(101,911)	(152,804)	(228,213)	69,121
Loss before taxes		(336,171)	(1,130,918)	(980,086)	(2,595,350)
Deferred income tax recovery (expense)		331,334	-	(47,151)	(250,358)
Net loss for the period		(4,837)	(1,130,918)	(1,027,237)	(2,845,708)

Other comprehensive loss
Items that will not subsequently be re-classified to net income:
Unrealized gain (loss) on revaluation of short-term investments	4	4,303,195	734,503	(349,264)	(3,665,105)
Deferred tax (expense) recovery on short-term investments	4	(331,334)	-	47,151	250,358
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		(551,548)	101,970	(1,184,241)	(125,292)
Total other comprehensive income (loss) for the period		3,420,313	836,473	(1,486,354)	(3,540,039)

Total comprehensive income (loss) for the period		3,415,476	(294,445)	(2,513,591)	(6,385,747)

Net loss per share, basic and diluted		(0.00)	(0.02)	(0.01)	(0.06)

Weighted average number of shares, outstanding, basic and diluted		71,835,238	61,046,848	71,835,238	48,607,570

The accompanying notes are an integral part of these condensed interim consolidated financial statements

2

Uranium Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in Canadian dollars unless otherwise stated)

	Note	Number of Common Shares	Issued Capital	Warrant Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
			($)	($)	($)	($)	($)
Balance at April 30, 2019		41,594,938	30,052,484	2,024,255	(4,141,626)	1,720,523	29,655,636
Common shares issued upon exercise of special warrants		3,203,670	4,805,506	(4,805,506)	-	-	-
Private placement of special warrants for cash		-	-	3,350,001	-	-	3,350,001
Special warrants issued to acquire royalties		-	-	2,031,251	-	-	2,031,251
Initial public offering:
Common shares and common share purchase warrants issued for cash		20,000,000	24,755,245	5,244,755	-	-	30,000,000

Common shares and common share purchase warrants issued on automatic exercise of qualifying special warrants		1,733,334	2,145,455	(2,145,455)	-	-	-
Common share purchase warrants issued on exercise of over-allotment option		-	-	215,250	-	-	215,250
Agents’ fees and issuance costs		-	(1,321,690)	(292,935)	-	-	(1,614,625)
Common shares and common share purchase warrants issued to settle other payable		500,000	463,611	195,089	-	-	658,700
Common shares and common share purchase warrants issued to acquire royalties		4,803,296	5,945,338	1,259,606	-	-	7,204,944
Net loss for the period		-	-	-	(2,845,708)	-	(2,845,708)
Total other comprehensive loss		-	-	-	-	(3,540,039)	(3,540,039)
Balance at January 31, 2020		71,835,238	66,845,949	7,076,311	(6,987,334)	(1,819,516)	65,115,410
Net income for the period		-	-	-	144,350	-	144,350
Total other comprehensive income		-	-	-	-	4,954,308	4,954,308
Balance at April 30, 2020		71,835,238	66,845,949	7,076,311	(6,842,984)	3,134,792	70,214,068
Net loss for the period		-	-	-	(1,027,237)	-	(1,027,237)
Transfer of gain on disposal of short-term investments at fair value through other comprehensive income to accumulated deficit	4	-	-	-	48,525	(48,525)	-
Total other comprehensive loss		-	-	-	-	(1,486,354)	(1,486,354)
Balance at January 31, 2021		71,835,238	66,845,949	7,076,311	(7,821,696)	1,599,913	67,700,477

The accompanying notes are an integral part of these condensed interim consolidated financial statements

3

Uranium Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in Canadian dollars unless otherwise stated)

	For the nine months ended January 31,
	2021	2020
	($)	($)
Operating activities
Net loss before tax for the period	(980,086)	(2,595,350)
Adjustments for:
Interest expense	-	1,201,801
Interest income	(52,403)	(107,644)
Net gain on loan payable	-	(272,939)
Net foreign exchange loss (gain)	233,600	(40,207)
Net changes in non-cash working capital items:
Prepaids and other receivables	191,777	(281,787)
Accounts payable and accrued liabilities	(88,067)	119,698
Cash used in operating activities	(695,179)	(1,976,428)

Investing activities
Investment in royalties and royalty options	-	(3,716,372)
Acquisition of promissory note	-	(2,662,200)
Proceeds from repayment of promissory note	-	2,608,400
Interest received	54,523	77,960
Proceeds from sale of short-term investments	684,185	-
Investment in short-term investments	(726,710)	-
Cash generated from (used in) investing activities	11,998	(3,692,212)

Financing activities
Transaction costs on modification of loan payable	-	(194,887)
Repayment of loan payable	-	(13,698,188)
Proceeds from initial public offering, net of agent’s fees and issuance costs	-	28,600,625
Proceeds from private placement, net of issuance costs	-	3,350,001
Interest paid	-	(674,620)
Cash generated from financing activities	-	17,382,931

Effect of exchange rate changes on cash and cash equivalents	(176,472)	-

Net (decrease) increase in cash and cash equivalents	(859,653)	11,714,291
Cash and cash equivalents
Beginning of period	11,837,162	2,230,690
End of period	10,977,509	13,944,981

The accompanying notes are an integral part of these condensed interim consolidated financial statements

4

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. (“URC” or “the Company”) is a company incorporated in Canada on April 21, 2017 and is domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

On December 6, 2019, the Company completed its initial public offering (the “IPO”). The Company’s common shares and its common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX Venture Exchange (the “TSX-V”) under the symbols “URC” and “URC.WT”, respectively.

2. Basis of Preparation

2.1 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2020.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors on March 31, 2021.

2.2 Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in Canadian dollars (“$” or “dollars”), which is the Company’s reporting currency and functional currency. All values are rounded to the nearest dollar except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual consolidated financial statements for the year ended April 30, 2020. The Company’s interim results are not necessarily indicative of its results for a full year.

2.3 Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp. and Uranium Royalty (USA) Corp., a wholly owned subsidiary of the Company. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of Uranium Royalty (USA) Corp. are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of Uranium Royalty (USA) Corp. is the United States dollar. Foreign operations are translated into the Canadian dollar using period end exchange rates as to assets and liabilities and average exchange rates as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

5

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

3. Cash and cash equivalents

	As at January 31, 2021	As at April 30, 2020
	($)	($)

Cash at bank	1,060,959	245,412
Guaranteed Investment Certificates	9,916,550	11,591,750
Cash and cash equivalents	10,977,509	11,837,162

Restricted cash of $693,850 (2020: $752,250) includes $55,000 (2020: $55,000) held by the bank as security for a corporate credit card and $638,850 (US$500,000) (2020: $697,250 (US$500,000)) held by the bank as security for a foreign exchange facility. The Company has not utilized the foreign exchange facility as at January 31, 2021 and April 30, 2020.

4. Short-term Investments

	As at January 31, 2021	As at April 30, 2020
	($)	($)

Investment in ordinary shares of Yellow Cake plc
Fair value, at the beginning of the period	30,456,461	28,508,793
Additions	726,710	998,583
Disposal	(684,185)	-
Fair value adjustment due to foreign exchange rate change	(80,462)	193,272
Fair value adjustment due to share price change	(268,802)	755,813
Fair value, at the end of the period	30,149,722	30,456,461

Pursuant to an agreement between Yellow Cake plc (“Yellow Cake”) and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of tri-uranium octoxide (“U3O8”) per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Further, the Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by the Company. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

The ordinary shares of Yellow Cake are listed on Alternative Investment Market of the London Stock Exchange. During the three and nine months ended January 31, 2021, the Company sold a portion of its shares in Yellow Cake for a fair value of $684,185 and realized a gain of $56,098 (2020: $Nil) which had already been included in other comprehensive income. This gain has been transferred to accumulated deficit, net of tax of $7,573 (2020: $Nil). During the three and nine months ended January 31, 2021, the Company recognized a change in fair value of Yellow Cake’s ordinary shares in an aggregate amount of $4,303,195 and $349,264 (2020: $734,503 and $3,665,105) and deferred income tax of $331,334 and $47,151 (2020: deferred income tax of $Nil and $250,358) in other comprehensive income, respectively.

Subsequent to January 31, 2021, the Company sold additional shares in Yellow Cake for a fair value of approximately $1.6 million. In addition, the Company exercised its option to acquire 348,068 pounds of U3O8 at a price of US$28.73 per pound. The Company expects to complete the acquisition and take delivery of the U3O8 on or before April 30, 2021 (Note 12).

6

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

5. Royalties and Royalty Options

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2019	12,153,132	885,138	13,038,270
Additions	14,404,175	(760,138)	13,644,037
Foreign currency translation	(143,026)	-	(143,026)
Balance, as at January 31, 2020	26,414,281	125,000	26,539,281
Additions	-	-	-
Foreign currency translation	717,076	-	717,076
Balance, as at April 30, 2020	27,131,357	125,000	27,256,357
Additions	-	-	-
Foreign currency translation	(1,182,969)	-	(1,182,969)
Balance, as at January 31, 2021	25,948,388	125,000	26,073,388

	January 31,	April 30,
	2021	2020
	($)	($)
Diabase project	125,000	125,000
Langer Heinrich project	2,822,267	2,822,267
Anderson project	7,307,047	7,975,016
Slick Rock project	2,899,623	3,164,689
Workman Creek project	1,391,819	1,519,051
Church Rock project	746,670	814,926
Dewey-Burdock project	75,249	82,128
Lance project	75,166	82,037
Roca Honda project	157,700	172,116
Reno Creek project	287,483	313,763
Roughrider project	5,923,135	5,923,135
Michelin project	4,262,229	4,262,229
Total	26,073,388	27,256,357

The Company’s royalties and royalty options are detailed below:

Diabase Project

On January 31, 2018, the Company entered into an agreement (the “Diabase Agreement”) with Uranium Energy Corp. (“UEC”), Nuinsco Resources Limited (“Nuinsco”) and Mrs. Isabelle Clark (“Mrs. Clark”), in which UEC acquired 100% of the Diabase property located in Saskatchewan, Canada from Nuinsco. UEC is a shareholder of the Company and has the ability to exercise significant influence over the Company.

Pursuant to the Diabase Agreement, the Company was granted an exclusive right to acquire 100% of the royalty held by Mrs. Clark in respect of the Diabase property (the “Diabase Option”). The Diabase Option, being an option to purchase a 3% gross revenues royalty on a portion of the Diabase property, may be exercised by the Company in its sole and absolute discretion by paying to Mrs. Clark:

(i) $125,000 at closing of the transaction (paid on February 7, 2018); and

(ii) $1,750,000 on or before the date that is four years after the closing of the transaction.

7

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

5. Royalties and Royalty Options (continued)

Anderson, Slick Rock and Workman Creek Projects

On August 20, 2018, the Company entered into a royalty purchase agreement with UEC in connection with the purchase of a one percent (1%) net smelter return royalty for uranium on UEC’s Anderson project, Slick Rock project, and Workman Creek project. Pursuant to the royalty purchase agreement, the wholly owned subsidiary of the Company purchased the royalties by issuing 12,000,000 common shares of the Company (the “Consideration Shares”) to UEC. The transaction was closed on December 4, 2018.

The Consideration Shares are subject to escrow provisions pursuant to the escrow agreements (Note 7.3) and contractual hold periods as set out in the royalty purchase agreement. As at January 31, 2021, 4,000,000 common shares are subject to a contractual hold period that will expire on June 11, 2021.

Langer Heinrich Project

On November 23, 2018, the Company entered into an agreement (the “Langer Heinrich Agreement”) with Mega Uranium Ltd., a shareholder of the Company, and Mega Royalty Holdings Pty Ltd Acn 166 287 261 (collectively referred to as “Mega”), in which Mega granted an option (the “Langer Heinrich Option”) to the Company to purchase a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia. The Company issued 750,000 common shares (the “Option Shares”) to Mega in payment of the Langer Heinrich Option.

The Option Shares are subject to escrow provisions pursuant to the escrow agreements (Note 7.3) and contractual hold periods as set out in the Langer Heinrich Agreement. As at January 31, 2021, 250,000 common shares remain subject to a contractual hold period that will expire on June 11, 2021.

During the year ended April 30, 2020, the Company exercised the Langer Heinrich Option by issuing 1,354,167 special warrants (the “Option SW”) to Mega. On October 28, 2019, the Company issued 1,354,167 common shares as a result of the exercise of the Option SW. The common shares are subject to escrow provisions pursuant to the escrow agreements (Note 7.3).

Church Rock, Dewey-Burdock, Lance and Roca Honda Projects

On August 30, 2019, upon completion of an asset purchase agreement with Westwater Resources Inc. (“Westwater”) the Company acquired a 4% net smelter return royalty on the Church Rock property, a 30% net proceeds royalty on a portion of the Dewey-Burdock property, a 4% gross revenues royalty on a portion of the Lance property, a 4% gross revenues royalty on a portion of the Roca Honda property and a convertible promissory note (the “Laramide Promissory Note”) issued by Laramide Resources Ltd. to Westwater. The Laramide Promissory Note was fully settled on January 16, 2020.

Reno Creek Project

On December 10, 2019, the Company acquired a 0.5% net profit interest royalty on a portion of the Reno Creek property from a group of third parties. The Reno Creek property is wholly owned by UEC.

8

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

5. Royalties and Royalty Options (continued)

Roughrider Project

On December 10, 2019, the Company acquired a 1.97% net smelter return royalty for total consideration of $5.9 million, of which 50% was paid in cash and 50% was satisfied by the issuance of units of the Company (the “Units”), with each unit comprised of one common share and one Listed Warrant of the Company, at a price per Unit equal to the price offered in the IPO. The Company made a cash payment of $2,955,150 and issued 1,969,964 Units at a price of $1.50 per Unit for $2,954,946. As at January 31, 2021, the Units which are subject to contractual hold periods will expire as follows:

a) 492,491 common shares and 492,491 Listed Warrants on June 11, 2021, and

b) 492,491 common shares and 492,491 Listed Warrants on December 11, 2021.

Michelin Project

On December 10, 2019, the Company acquired a 2% gross revenues royalty on the Michelin property for total consideration of $4.3 million from Altius Minerals Corporation and Altius Royalty Corp. (collectively referred to as “Altius”). The purchase consideration was satisfied by the issuance of Units of the Company at a price per Unit equal to the price offered in the IPO. The Company issued 2,833,332 Units at a price of $1.50 per Unit for $4,249,998. As at January 31, 2021, the Units which are subject to contractual hold periods will expire as follows:

a) 708,333 common shares and 708,333 Listed Warrants on June 11, 2021, and

b) 708,333 common shares and 708,333 Listed Warrants on December 11, 2021.

6. Government Loan Payable

On April 23, 2020, the Company received a loan of $40,000 through the Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian businesses during the COVID-19 pandemic. The CEBA Loan has a maturity date on December 31, 2022 and may be extended to December 31, 2025. The CEBA Loan is unsecured, non-revolving and non-interest bearing prior to December 31, 2022. The CEBA Loan is subject to an interest rate of 5% per annum during any extended term, and is repayable at any time without penalty. If at least 75% of the CEBA Loan is repaid prior to December 31, 2022, the remaining balance of the CEBA Loan will be forgiven.

7. Issued Capital

7.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and unlimited number of preferred shares issuable in series without par value.

Common shares subject to certain hold periods as at January 31, 2021 are set out as follows:

Number of Common Shares
Common shares issued at $0.10 per share	9,000,000
Common shares issued at $0.25 per share	1,166,690
Common shares issued to acquire royalties and royalty options (Note 5)	6,651,648

9

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

7. Issued Capital (continued)

7.1 Common Shares (continued)

The common shares issued pursuant to the subscription agreements at $0.10 per share are subject to contractual hold periods as at January 31, 2021, which will expire as follows:

a) one-third (1/3) on December 11, 2021,

a) one-third (1/3) on June 11, 2022, and

b) one-third (1/3) on December 11, 2022.

As at January 31, 2021, 1,166,690 common shares issued pursuant to the subscription agreements at $0.25 per share are subject to a contractual hold period that will expire on June 11, 2021.

Common shares subject to escrow provisions (Note 7.3) as at January 31, 2021 are set out as follows:

Number of Common Shares
Common shares issued in private placements	902,500
Common shares issued to UEC to acquire royalties	3,000,000
Common shares issued to Mega to acquire royalty option and upon exercise of Option SW	526,044

7.2 Warrant Reserves

The following outlines the movements of the Company’s warrants and special warrants:

	Warrant Reserves
	Number of Warrants	Number of Special Warrants	Amount
			($)
Balance, as at April 30, 2019	-	1,349,503	2,024,255
Special warrants issued at fair value of $1.50 per warrant	-	2,233,334	3,350,001
Special warrants issued to acquire royalties	-	1,354,167	2,031,251
Common shares issued upon exercise of special warrants	-	(3,203,670)	(4,805,506)
Initial public offering:
Listed warrants issued for cash	20,000,000	-	5,244,755
Listed warrants issued on automatic exercise of qualifying special warrants	1,733,334	(1,733,334)	(2,145,455)
Listed Warrants issued on exercise of over-allotment option	861,000	-	215,250
Agents’ fees and issuance costs	-	-	(292,935)
Common share purchase warrants issued to settle other payable	500,000	-	195,089
Listed Warrants issued to acquire royalties (Note 5)	4,803,296	-	1,259,606
Balance, as at January 31, 2020, April 30, 2020 and January 31, 2021	27,897,630	-	7,076,311

As at January 31, 2021, there are 27,397,630 Listed Warrants and 500,000 common share purchase warrants which are exercisable into one common share at an exercise price of $1.40 per share until December 6, 2024.

10

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

7. Issued Capital (continued)

7.2 Warrant Reserves (continued)

Common share purchase warrants subject to certain hold periods are set out as follows:

Number of Warrants
Listed Warrants issued to acquire royalties (Note 5)	2,401,648

Subsequent to January 31, 2021, 391,993 common share purchase warrants were exercised for gross proceeds of approximately $0.7 million (Note 12).

7.3 Escrow Agreements

In connection with the completion of the IPO, the Company entered into escrow agreements (the “Escrow Agreements”) with several directors and senior officers of the Company, Mega and UEC pursuant to the National Policy and the TSX-V Policy. As at January 31, 2021, the total number of common shares which remain subject to escrow provisions as set out in the Escrow Agreements is 4,428,544 common shares. Such common shares will be released from escrow on June 11, 2021.

7.4 Long Term Incentive Plan

The Company has adopted the long term incentive plan (the “LTIP”) which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units, options and stock appreciation rights to directors, key employees and consultants. The LTIP is available to directors, key employees and consultants of the Company, as determined by the Board of Directors. The aggregate number of common shares issuable under the LTIP in respect of awards is equal to 15% of the common shares issued and outstanding.

So long as it may be required by the rules and policies of the TSX-V: (a) the total number of common shares issuable to any participant under the LTIP, at any time, together with common shares reserved for issuance to such participant under any other security-based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding common shares; (b) the total number of common shares issuable to insiders within any one-year period and at any given time under the LTIP, together with any other security-based compensation arrangement of the Company, shall not exceed 10% of the issued and outstanding common shares; and (c) the total number of common shares issuable to non-executive directors (excluding the Chair of the Board, if any) under the LTIP shall not exceed 3% of the issued and outstanding common shares.

The number of options to be granted, the exercise price(s) and the time(s) at which an option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of options shall not be lower than the exercise price permitted by the TSX-V, and further provided that the term of any option shall not exceed ten years. So long as it may be required by the rules and policies of the TSX-V: (a) options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares in any twelve-month period to any one consultant or to persons conducting investor relations activities; and (b) the grant value of common shares issued or reserved for issuance pursuant to options granted under the LTIP to any one-non executive director (excluding the Chair of the Board, if any) plus the number of common shares that are reserved at that time for issue or are issuable to such non-executive director pursuant to any other security-based compensation agreement shall not exceed $100,000 in any fiscal year, calculated by the Company as of the grant date. All options granted under the LTIP to persons providing investor relations activities will vest and become exercisable over a period of not less than twelve months, with no more than one quarter of such options vesting and becoming exercisable in any three month period.

No share-based awards have been granted by the Company during the three and nine months ended January 31, 2021 and 2020.

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Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

8. Financial Instruments

At January 31, 2021, the Company’s financial assets include cash and cash equivalents, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities and government loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.

●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The following table sets forth the fair value measurement hierarchy of the Company’s financial assets and liabilities. Those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The carrying amounts of the Company’s financial assets and liabilities equal to their fair values at the end of the reporting period.

January 31, 2021	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	10,977,509	-	-	10,977,509
Restricted cash	693,850	-	-	693,850
Short-term investments	30,149,722	-	-	30,149,722
Financial Liabilities
Government loan payable	-	40,000	-	40,000

April 30, 2020	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	11,837,162	-	-	11,837,162
Restricted cash	752,250	-	-	752,250
Short-term investments	30,456,461	-	-	30,456,461
Financial Liabilities
Government loan payable	-	40,000	-	40,000

8.1 Financial risk management objectives and polices

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

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Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

8. Financial Instruments (continued)

8.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

8.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from January 31, 2021. The Company’s working capital as at January 31, 2021 was $41,667,089. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

8.4 Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

8.5 Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash and cash equivalents and restricted cash balances are minimal.

8.6 Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pound sterling and cash and cash equivalents and restricted cash denominated in U.S. dollars and UK pound sterling. As at January 31, 2021, a 10% change in Canadian dollar against UK pound sterling on short-term investments would have an impact, net of tax, of approximately $2,608,000 on other comprehensive income. In addition, a 10% change in Canadian dollar against U.S. dollars on cash and cash equivalents and restricted cash would have an impact of approximately $257,000 on net loss for the nine months ended January 31, 2021. Further, a 10% change in Canadian dollar against UK pound sterling on cash and cash equivalents would have an impact of approximately $76,000 on net loss for the nine months ended January 31, 2021.

8.7 Other price risk

The Company is exposed to equity price risk as a result of holding investments in Yellow Cake. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at January 31, 2021, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,608,000 on other comprehensive income.

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Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

9. Related Party Transactions

9.1 Related Party Transactions

During the three and nine months ended January 31, 2021, the Company incurred $1,465 and $3,745 (2020: $3,636 and $13,411) in general and administrative expenses related to website hosting and maintenance services provided by Blender Media Inc., a company controlled by a direct family member of the Company’s Chairman.

Related party transactions are based on the amounts agreed to by the parties. During the three and nine months ended January 31, 2021 and 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein and in Note 5.

9.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three and nine months ended January 31, 2021 and 2020, comprised of:

	For the three months ended January 31,		For the nine months ended January 31,
	2021	2020	2021	2020
	($)	($)	($)	($)
Scott Melbye - Chief Executive Officer (1)	38,881	39,288	103,829	59,034
Scott Melbye - Former Chairman (2)	-	-	-	59,904
Philip Williams - Former Chief Executive Officer (3)	-	-	-	157,494
Josephine Man - Chief Financial Officer (4)	22,500	25,407	58,500	109,865
Amir Adnani - Chairman (5)	30,000	20,000	72,000	20,000
Independent directors (6)	15,000	-	34,524	-
Total	106,381	84,695	268,853	406,297

(1)	Management fee of $38,881 and $103,829 (2020: $39,288 and $59,034) for the three and nine months ended January 31, 2021 represented salaries and other expenses incurred for services provided by a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company, respectively.

(2)	Chair fee of $Nil and $Nil (2020: $Nil and $59,904) for the three and nine months ended January 31, 2021 was charged by a company controlled by Scott Melbye, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee, respectively.

(3)	Management fee of $Nil and $Nil (2020: $Nil and $157,494) for the three and nine months ended January 31, 2021 represented salaries and other expenses incurred for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019, respectively.

(4)	Management fee of $22,500 and $58,500 (2020: $25,407 and $109,865) for the three and nine months ended January 31, 2021 represented salaries and other expenses for services provided by a company controlled by Josephine Man, the Company’s Chief Financial Officer, respectively.

(5)	Chair fee of $30,000 and $72,000 (2020: $20,000 and $20,000) for the three and nine months ended January 31, 2021 was charged by a company controlled by Amir Adnani, the Chairman of the Company, respectively.

(6)	Consisted of independent directors’ fees.

14

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

10. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling of a portfolio of royalties and investing in companies with direct exposure to uranium. Except for the short-term investments in Yellow Cake which is listed on the London Stock Exchange in the United Kingdom, the royalties on uranium projects located in the United States and Namibia, substantially all of the Company’s assets and liabilities are held within Canada.

11. Commitments

The Company has no material commitments as at January 31, 2021.

12. Subsequent Events

On February 11, 2021, the Company entered into a definitive agreement to acquire royalties on the McArthur River and Cigar Lake Mines in Saskatchewan, Canada from Reserve Industries Corp. and Reserve Minerals Inc, (collectively referred to as “Reserve”). Total consideration payable by the Company under the transaction is US$11.5 million, which will be satisfied by the Company on closing by paying US$10 million in cash and issuing to Reserve 970,017 common shares. The royalty interests to be acquired consist of the following:

●	McArthur River Project: 1% gross overriding royalty on an approximate 9% share of uranium production derived from Orano Canada Inc’s ownership interest. Included in the royalty is the option to take physical uranium “in kind” by giving a 45-day notice.

●	Cigar Lake/Waterbury Project: 20% net profits interest on a 3.75% share of overall uranium production, derived from Orano Canada Inc.’s ownership interest. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the royalty lands, of which 93 million pounds has been produced to date.

The transaction is subject to customary closing conditions, including receipt of requisite approval of the TSX-V and requisite consents.

Subsequent to January 31, 2021, the Company sold a portion of its shares in Yellow Cake and exercised its option to acquire 348,068 pounds of U3O8 from Yellow Cake (Note 4). In addition, the Company issued common shares as a result of the exercise of common share purchase warrants (Note 7.2).

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